July 31, 2015

Securities and Exchange Commission

Washington, DC 20549

Re:	Middlesex Water Company – Registration Statement on Form S-3 Registration No. 333-205698

Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement referred to above be accelerated so that it will be effective at 2:00 p.m., New York time, on August 3, 2015 or as soon thereafter as practicable.

In connection with this request for acceleration, we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MIDDLESEX WATER COMPANY

By:	/s/ Jay L. Kooper
Jay L. Kooper
Vice President, General Counsel
And Secretary